                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                                (Rule 13d -102)



INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)


                                 Viatel, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   925529208
--------------------------------------------------------------------------------
                                (CUSIP Number)




                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

                                --------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [_]  Rule 13d - 1(b)
  [_]  Rule 13d - 1(c)
  [X]  Rule 13d - 1(d)
----------------

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-------------------                                            -----------------
CUSIP No. 925529208                  13G                       Page 2 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)


       COMSAT Corporation                                          52-0781863
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
    3  SEC USE ONLY


--------------------------------------------------------------------------------
    4  CITIZENSHIP OR  PLACE OF ORGANIZATION

       District of Columbia

--------------------------------------------------------------------------------

      NUMBER OF          5  SOLE VOTING POWER                     1,025,538
       SHARES
     BENEFICIALLY        -------------------------------------------------------

      OWNED BY           6  SHARED VOTING POWER
        EACH
                         -------------------------------------------------------
      REPORTING
     PERSON WITH         7  SOLE DISPOSITIVE POWER                1,025,538

                         -------------------------------------------------------

                         8  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,538
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [_]
--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.43%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 925529208                  13G                       Page 3 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)


       COMSAT International, Inc.                          52-1640843
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
    3  SEC USE ONLY


--------------------------------------------------------------------------------
    4  CITIZENSHIP OR  PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF
    SHARES            5  SOLE VOTING POWER                     1,025,538
  BENEFICIALLY
                      ----------------------------------------------------------
   OWNED BY
     EACH             6  SHARED VOTING POWER
   REPORTING          ----------------------------------------------------------

  PERSON WITH         7  SOLE DISPOSITIVE POWER                1,025,538
                      ----------------------------------------------------------

                      8  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,538
--------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [_]
--------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.43%
--------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Viatel, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     800 Third Avenue
     New York, New York 10022

Item 2(a).  Name of Person Filing:

     COMSAT Corporation (May be deemed to have beneficial ownership of shares held by COMSAT International, Inc.)

     COMSAT International, Inc. (stockholder)

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     6560 Rock Spring Drive
     Bethesda, Maryland  20817

Item 2(c).  Citizenship:

     COMSAT Corporation           District of Columbia
     COMSAT International, Inc.   Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

     925529208

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     Not applicable.  This statement is being filed pursuant to   Rule 13d-1(d).

Item 4.  Ownership.

     (a)  Amount beneficially owned: 1,025,538 shares

     (b)  Percent of class:  4.43%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote

                1,025,538 shares,

          (ii)  Shared power to vote or direct the vote

                0 shares,

          (iii) Sole power to dispose or to direct the disposition of

                1,025,538 shares, and

          (iv)  Shared power to dispose or to direct the disposition of

                0 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

     As of December 31, 1998, COMSAT International, Inc. and COMSAT Corporation beneficially owned 1, 025,538 shares of Viatel, Inc., which represented less than five percent of the issued and outstanding shares of Common Stock of Viatel, Inc. As of February 12, COMSAT International, Inc. beneficially owned 917,538 shares of Viatel, Inc., which represents 3.96% of the issued and outstanding shares of Common Stock of Viatel, Inc.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     COMSAT International, Inc., a corporation organized under   the laws of
Delaware

Item 8.  Identification and Classification of Members of the

Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1999                   COMSAT CORPORATION

                                    By  /s/ Alan G. Korobov
                                        -------------------
                                        Alan G. Korobov
                                        Controller

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1999                   COMSAT INTERNATIONAL, INC.


                                    By  /s/ James J. Welch
                                        ------------------
                                        James J. Welch
                                        President